UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2001

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Brown-Forman Winery Operations Savings Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Accountants                                     2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 2001 and 2000                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2001 and 2000                    4

Notes to Financial Statements                                        5-8

Supplemental Schedules:

 Schedule of Assets Held for Investment Purposes at End of Year,
    December 31, 2001                                                 9

 Schedule of Reportable Transactions for the Year Ended
    December 31, 2001                                                10

Signatures                                                           11

Consent of Independent Accountants                                   12

                        Report of Independent Accountants


To the Employee Benefits Committee
Brown-Forman Corporation

Brown-Forman Winery Operations Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Winery Operations Savings Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
    May 2, 2002

                   Brown-Forman Winery Operations Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000

                                                          2001                                            2000
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Investments, at fair value:
   Mutual funds                       $ 7,508,253             --       $ 7,508,253    $ 8,156,564             --        $ 8,156,564
   Investment contract and
    money market portfolios             4,022,704             --         4,022,704      3,478,244             --          3,478,244
   Brown-Forman Corporation
    Class B common stock                  153,704             --           153,704        139,156             --            139,156
                                      -----------    --------------    -----------    -----------    --------------     -----------
                                       11,684,661             --        11,684,661     11,773,964             --         11,773,964
Profit sharing contribution
 receivable                               380,000             --           380,000        360,000             --            360,000
Employers' contributions receivable        14,085             --            14,085         17,451             --             17,451
Employees' contributions receivable        44,121             --            44,121         53,615             --             53,615
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net assets available for benefits     $12,122,867             --       $12,122,867    $12,205,030             --        $12,205,030
                                      ===========    ==============    ===========    ===========    ==============     ===========

                   Brown-Forman Winery Operations Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2001 and 2000

                                                          2001                                            2000
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Additions:
   Contributions:
      Profit sharing                  $   380,000             --       $   380,000    $   367,981             --        $   367,981
      Employer                            184,062             --           184,062        172,001             --            172,001
      Employee                            613,979             --           613,979        554,670             --            554,670
                                      -----------    --------------    -----------    -----------     -------------     -----------
                                        1,178,041             --         1,178,041      1,094,652             --          1,094,652

   Interest income                        188,220             --           188,220        166,313             --            166,313
   Dividend income                         90,655             --            90,655         75,939             --             75,939
   Net transfers from other plans          11,531             --            11,531      1,847,933             --          1,847,933
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total additions                   1,468,447             --         1,468,447      3,184,837             --          3,184,837
                                      -----------    --------------    -----------    -----------    --------------     -----------

Deductions:
   Withdrawals by participants            343,921             --           343,921        924,588             --            924,588
   Net depreciation in fair value       1,206,689             --         1,206,689        772,977             --            772,977
   Net transfers to other plans             --                --             --             7,090             --              7,090
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total deductions                  1,550,610             --         1,550,610      1,704,655             --          1,704,655

Net increase (decrease)                   (82,163)            --           (82,163)     1,480,182             --          1,480,182

Net assets available for benefits:
   Beginning of year                   12,205,030             --        12,205,030     10,724,848             --         10,724,848
                                      -----------    --------------    -----------    -----------    --------------     -----------

   End of year                        $12,122,867             --       $12,122,867    $12,205,030             --        $12,205,030
                                      ===========    ==============    ===========    ===========    ==============     ===========

                   Brown-Forman Winery Operations Savings Plan
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Brown-Forman Winery Operations Savings Plan
       (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering all eligible employees of Fetzer Vineyards, all eligible employees of Jekel Vineyards, and all eligible employees of Sonoma Cutrer Vineyards (collectively, the Companies) who are not members of a collective bargaining unit. On June 5, 2000, the Sonoma Cutrer Vineyards Plan was terminated and assets totaling $1,847,933 were transferred to the Plan. An employee becomes eligible to participate in the Plan following attainment of age 21 and the completion of twelve consecutive months of employment, provided the employee works a minimum of 1,000 hours within the twelve-month period. Effective January 1, 2002, an employee becomes eligible to participate in the Plan on the employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Non-highly compensated employees may contribute to the Plan an amount of not less than 1% nor more than 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the calendar year, currently $10,500. New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions until they meet the eligibility requirements to participate in the Plan.

          Effective January 1, 2002, non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation.

          The Companies' matching contribution is equal to 50% of the participant's elective contribution up to 5% of the participant's annual compensation. The Companies may also make a profit sharing contribution to the Plan, as determined by the Companies. Participants can no longer make voluntary contributions to the profit sharing portion of the Plan.

          Each participant's account is credited with the participant's contribution and an allocation of (i) the Companies's matching contribution on a monthly basis, (ii) plan earnings on a daily basis, and (iii) the Companies' profit sharing contribution and forfeited balances of terminated participants' nonvested accounts on an annual basis. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $30,000, or (ii) 25% of the participant's compensation in the plan year.

          Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are added to the Companies' contribution and allocated to eligible participants as defined by the plan agreement. The forfeited balances totaled $24,395 and $29,311 for 2001 and 2000, respectively.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Companies' contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

       d. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. Upon approval of the Employee Benefits Committee, a participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. Effective January 1, 2002, the participant's contribution shall be suspended for six months after the receipt of a hardship distribution.

          The distribution to a terminated participant is based on the market value of his vested interest in the Plan on the valuation date available immediately preceding the date of the benefit payment.

          Effective January 1, 2002, a participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant's account.

 2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: Investment contract and money market portfolios are valued at cost which approximates fair value. Mutual funds are valued at their net asset value per share as quoted by the National Association of Securities Dealers. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.


 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2001                              2000
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------

          Janus Worldwide Fund                   13,852     $   607,279            15,499     $   881,257
          PIMCO Total Return Fund                57,742         603,981            10,014         104,049
          Fidelity Magellan Fund                 19,661       2,049,044            18,799       2,242,748
          Fidelity Equity-Income Fund            51,952       2,533,720            49,592       2,649,699
          Fidelity Growth Company                17,358         923,803            17,852       1,275,177
          Fidelity Retirement
           Money Market Portfolio             1,103,895       1,103,895         1,212,508       1,212,508
          Managed Income Portfolio            2,918,809       2,918,809         2,265,736       2,265,736
          Brown-Forman Corporation Class B
           Common Stock Fund                     14,836         153,704            12,639         139,156
          Other investments                      42,388         790,426            40,467       1,003,634
                                                             ----------                        ----------
                                                            $11,684,661                       $11,773,964
                                                             ==========                        ==========

       During 2001 and 2000, the Plan's investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value as follows:

                                            2001                2000
                                         ----------          ----------
       Mutual funds                     $(1,212,443)        $  (808,811)
       Brown-Forman Corporation
        Class B common stock                  5,754              35,834
                                         ----------          ----------
                                        $(1,206,689)        $  (772,977)
                                         ==========          ==========


4.     Tax Status:

       The Internal Revenue Service has determined, and informed the Companies by a letter dated June 8, 1995, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Companies believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

 5.    Plan Termination:

       Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain administrative costs incurred by the Plan are paid by the Sponsor. Effective January 1, 2002, general administration expenses of the third-party recordkeeper and the administration fee for processing loans will be allocated to the participants' accounts.

                   Brown-Forman Winery Operations Savings Plan
                            Plan #001 EIN #94-2458321
                             Schedule H, Line 4i --
         Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 2001


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity     $   184,503
Janus Enterprise Fund           Mutual fund, variable rate and maturity         152,063
Janus Worldwide Fund            Mutual fund, variable rate and maturity         607,279
PIMCO Total Return Fund         Mutual fund, variable rate and maturity         603,981
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity       2,049,044
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity       2,533,720
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity         923,803
Fidelity Asset Manager*         Mutual fund, variable rate and maturity         436,120
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                 1,103,895
Managed Income Portfolio*       Investment contract portfolio, variable
                                 rate and maturity                            2,918,809
Spartan U.S. Equity Index
 Fund*                          Mutual fund, variable rate and maturity          17,740
Brown-Forman Corporation*       Class B common stock fund                       153,704
                                                                            -----------
                                                                            $11,684,661
                                                                            ===========

*Party-in-interest to the Plan


                  Brown-Forman Winery Operations Savings Plan
                            Plan #001 EIN #94-2458321
                             Schedule H, Line 4j --
                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 2001

                                                                                  Expense                  Current Value
                                                  Purchase  Selling   Lease    Incurred with   Cost of      of Asset on     Net Gain
Identity of Party Involved  Description of Asset   Price     Price    Rental    Transaction     Asset    Transaction Date    (Loss)
--------------------------  --------------------  --------  -------   ------   -------------   -------   ----------------   --------

No reportable transactions.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Winery Operations Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


BROWN-FORMAN WINERY OPERATIONS SAVINGS PLAN

BY:



/s/ Phoebe A. Wood
Phoebe A. Wood
Executive Vice President and
Chief Financial Officer
(On behalf of the Principal and
as Principal Financial Officer)

June 24, 2002

                       Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated May 2, 2002 relating to the financial statements and supplemental schedules of the Brown-Forman Winery Operations Savings Plan as of and for the years ended December 31, 2001 and 2000 which appear in this Form 11-K.






/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 24, 2002
                                       12